Exhibit 99.9

CARTER LEDYARD & MILBURN LLP

Counselors at Law

2 Wall Street

New York, NY 10005-2072

570 Lexington Avenue		1401 Eye Street, N. W
New York, NY 10022	Tel (212) 732-3200	Washington, DC 20005
(212) 371-2720	Fax (212) 732-3232	(202) 898-1515

January 9, 2006

Canetic Resources Trust

1900, 255 - 5th Avenue S.W.

Calgary, Alberta T2P 3G6

CANADA

We hereby consent to the use of our name under the caption “The Arrangement — United States Federal Income Tax Considerations” in the Joint Information Circular and Proxy Statement dated November 18, 2005 to be filed as an Exhibit to the Registration Statement on Form 40-F of Canetic Resources Trust registering its Trust Units under the Securities Exchange Act of 1934, as amended.

/s/ CARTER LEADYARD & MILBURN LLP
CARTER LEADYARD & MILBURN LLP